EATON VANCE NATIONAL MUNICIPAL
INCOME TRUST

Special Meeting of Shareholders

The Fund held a Special Meeting of
Shareholders on May 15, 2009.  The
following action was taken by the
shareholders:

Item 1:  To approve an Agreement and Plan
of Reorganization to merge the common
shares of Eaton Vance National Municipal
Income Trust ("Acquired Fund") into
common shares of Eaton Vance Municipal
Income Trust ("Acquiring Fund") and to
merge the auction preferred shares ("APS") of the Acquired Fund into APS, Series C, of the Acquiring Fund:

Number of Shares
For
Withheld
2,564,131
72,471

Results are rounded to the nearest whole number.